Exhibit 99.2

Steamboat Capital Partners, LLC

December 28, 2022

Steamboat Capital Letter to the Board of Directors of CPI Card Group Inc.

CPI Card Group Inc.

10368 West Centennial Road, Littleton, Colorado 80127

Thomas Furey, Director

Robert Pearce, Director

Nicholas Peters, Director

Scott Scheirman, Director, President and Chief Executive Officer

Bradley Seaman, Chairman of the Board

Marc Sheinbaum, Director

Valerie Soranno Keating, Director

Sarah Kilgore, Chief Legal and Compliance Officer and Corporate Secretary

To the Board of Directors of CPI Card Group:

Steamboat Capital Partners LLC (“Steamboat”) is a registered investment advisor whose clients own more than five percent of the common stock of CPI Card Group (Nasdaq: PMTS, “CPI Card” or the “company”). We believe that the company’s stock is significantly undervalued and there are clear steps that can be taken to highlight and reduce this undervaluation. However, the company needs better strategic direction, capital allocation and corporate governance, especially with respect to minority shareholder representation. For those reasons, we urge the board to consider naming our managing partner, Parsa Kiai, to the board immediately.

We have sought to share our views privately with CEO Scott Scheirman and Chairman Brad Seaman but we fear that our concerns were not with given adequate attention, which accentuates the need for this letter.

We are seeking an amicable and mutually beneficial long-term outcome for all stakeholders in CPI Card. We are seeking to prevent a repeat of the multiple prolonged periods of disappointment and financial distress that the company has experienced since its 2015 initial public offering. Many of our suggestions are straightforward and simple.

Reduce leverage through debt repurchase, organic growth and capital market refinancings

It is our view that the paramount task for the company is to reduce its financial leverage. The company’s debt balance has been a noose hanging over its head since its IPO. In the initial research report on the company from one of its IPO underwriters (Goldman Sachs) on November 9, 2015, one of the primary risks outlined by the analysts was the company’s leverage:

“CPI’s leverage ratio of 3.2X is higher than its peer group average leverage ratio of ~2X. Note that by 2017, we expect the company to de-lever to below 2.0X, which provides enough flexibility for more active capital allocation.”

Seven years later, we are in the unfortunate position of having even higher leverage at 3.6x net debt, despite having generated nearly $300 million of EBITDA in excess of capital expenditures over that period. The frightening period from 2018 to 2020, when the company was on the brink of insolvency, saw its stock delisted to the OTC market and had its market capitalization dwindle to less than $10 million was a result of not appropriately aggressively deleveraging the company. While the company’s business performance and stock price has finally begun to recover, the company’s debt remains its single largest operational and financial risk, in our view. We believe that through debt repurchases, organic earnings growth and prudent capital market actions, CPI Card can finally achieve leverage ratios that can provide a sigh of relief to shareholders and creditors.

We think that, even in today’s challenged credit market conditions, CPI should be able to refinance its existing bond at much lower rate at its upcoming March 15, 2023 call date on its 8.675% Senior Notes. A summary credit comparison with NCR Corp. illustrates that the debt capital markets are willing to underwrite a 6.5% yield on a lower quality company1 with lower organic growth, more leverage and more operational challenges:

Credit Comparison	NCR Corp		CPI Card
($ in million unless otherwise noted)
Cash (as of most recent filing)	$434.0		$21.5
Debt	5,717.0		315.0
Net Debt	5,283.0		293.5
2022 Estimated EBITDA	1,375.0		90.2
Leverage	3.8	x	3.3	x
Last Quarter Y/Y Organic Growth	3.7%		25.1%

Comparable Bond
Principal	$500.0		$290.0
Maturity	9/1/27		3/15/26
Rate	5.750%		8.675%
Price (as of 12/23/22)	97		99
Yield to Maturity	6.5%		9.1%

[1]	Though NCR and CPI Card are often lumped together in the payment hardware category given the lack of more appropriate comparables, we believe that the NCR’s ATM business is an inferior business to credit card manufacturing with demonstrably higher capital intensity (as capital expenditures and capitalized software equal nearly 25% of EBITDA compared to 15% or less for CPI Card).

In addition, improved working capital management at CPI Card should result in the release of nearly $40 million of “excess capital” that can also be used immediately for debt reduction, helping the company quickly achieve a leverage ratio below 3.0x for the first time since its IPO:

Normalized Working Capital Impact on Leverage
($ in million)
LTM Revenues	$442.5	Debt Balance 2022 3Q	$315.0
Normalized WC % (a)	7.2%	Excess WC	(40.5)
Working Capital	31.8	Cash	(21.5)
2022 3Q Amount	72.2	4Q FCF Estimate (b)	(6.3)
Excess	40.5	Pro Forma Net Debt	246.7
		EBITDA 2022E	91.7
		Leverage	2.7	x

(a)	Assumes normalized working capital as % of revenues equal to 2013 to 2020 average.
(b)	Free cash flow estimate for 4Q 2022 excluding changes in working capital.

Improve margins to levels more commensurate with scale and peers

As one of the largest producers of payment cards in a predominately fixed-cost business, CPI Card should be able to improve its profitability margins, which are currently unimpressive against its own history and its peers. For example, CPI Card today has the same EBITDA margin as it did nearly a decade ago when it had less than half its current revenues. In addition, CPI Card’s margins are less than half of the margins of the only other publicly traded “pure-play” payment card manufacturer (CompoSecure):

	CPI Card		CompoSecure
Margin Comparison	2013	2022	2022
(in millions unless otherwise noted)
Revenues	$196.4	$459.5	$375.0
EBITDA (a)	38.4	90.2	154.4
Margin	19.5%	19.6%	41.2%

(a)	CompoSecure EBITDA represents card business EBITDA excluding crypto wallet negative $21 million EBITDA contribution and $10 million arbitration loss, but including $10 million stock based compensation.

Expand into premium, “metal” cards

As evidenced by CompoSecure’s robust margins above and its torrid 48% revenue growth rate through the first nine months of 2022, the premium metal card manufacturing business is thriving currently. While we understand that CPI Card’s traditional focus on smaller issuers leaves it under-indexed to the premium card offerings of issuers such as American Express and Chase, we believe that the metal cards industry is attractive enough, growing sufficiently and has adequate room for more competitors to enter. In 2021, ComposScure earned more making 22 million premium cards at nearly $12 each than CPI Card did making over 300 million cards at $1.25 each. With relatively low capital and operational cost, CPI Card should be able to compete actively in this arena, particularly as the two premier issuers may seek alternative suppliers2 or better economics.

[2]	CompoSecure’s two largest customers are American Express and Chase (representing a combined 72% of its revenues) with service agreements that expire at the end of 2023 and 2024. CPI Card should be in a pole position to compete for this business if and when it is available.

Increase investor and analyst awareness of company

CPI Card is virtually unknown in the financial community, which is understandable given that its stock was nearly un-investable for years due to its financial distress, delisting and low trading liquidity. However, this can easily be addressed by engaging more actively with the sell-side community to increase the number of research analysts covering the company and by participating in more investor engagement, such as hosting an analyst day presentation.

For example, CPI Card has only one research firm covering its stock (Lake Street Capital) while its peer CompoSecure had three far more well-known firms (BTIG, JP Morgan and Needham), despite having a smaller public float and lower average daily trading value:

				Shares
CPI Card Group Ownership (a)	Shares	Value	CompoSecure Ownership (a)	Class A	Class B	Total	Value
(in millions)			(in millions)
Tricor Pacific Fund IV	4.1		LLR Partners	-	34.5	34.5
Tricor Pacific Fund IV US	2.4		Michele Logan	-	21.6	21.6
Tricor	6.6		DBDR Tech Sponsor	3.9	-	3.9
Management	0.6		LMR Investment	1.7	-	1.7
Insiders	7.2		Bleichroader LP	1.6	-	1.6
Public Float	4.1	$142.4	Tikvah Management	2.7	-	2.7
Total	11.2	394.2	Management	1.5	-	1.5
			Public Float	3.5	5.0	8.5	$41.5
			Total	14.9	61.1	76.1	370.4
(in thousands)
Daily Volume (3 Month Average)	19,683	691,070				93,727	456,450

Analyst Coverage	Lake Street Capital Markets					BTIG JP Morgan Needham

We believe that one or more of these firms would be eager to initiate coverage of CPI Card with the appropriate engagement3 from management. In addition, we believe that CPI Card should host an analyst day presentation at a venue like the Nasdaq headquarters to introduce the company to more prospective investors, particularly institutional investors. We believe that this will improve the investor community’s understanding of the organic growth of the company’s industry and allow for better appreciation for the multitude of opportunities in front of the company for improvement.

[3]	Given that there are likely debt and equity capital market fees associated with the eventual refinancing of the company’s Senior Notes and the sale of Tricor’s shares, we believe that several brokers would be interested in hosting a non-deal roadshow in association with research coverage initiation, especially in today’s more muted investment banking environment.

We think that a relevant case study here is a company called International Money Express or “Intermex” (in which Steamboat has been a longtime, engaged shareholder). Intermex, in many ways, was like CPI Card a few years ago: a relatively illiquid, moderately levered, under-the-radar company with a large ownership concentration from a lower profile private equity firm in an industry that was erroneously perceived to be shrinking, rather than growing as it had been (in this case, the money remittance industry rather than the payment card industry). Intermex steadily reduced its financial leverage until it reached a net cash position, worked with its sponsor to gradually and prudently reduce their share ownership4, increased its research analyst coverage and hosted a well-received investor day presentation5 that drove a 38% share price increase over the next two weeks. Today, Intermex is a valued at a low double-digit multiple on its estimated earnings (which is still far too low, in our view) but it is an improvement from its pre-presentation levels and we believe Intermex’s journey provides a blueprint for what CPI Card can and should do on many levels.

***************************************

We hope that these suggestions are received in the constructive and amicable manner we intend. However, we do have some other views that may not be shared by all members of the board.

Avoid M&A as private market multiples are rich and the company’s cost of capital is currently too high

It is our understanding from public news articles that a relatively large competitor (the card manufacturing segment of Idemia) may be for sale. While consolidation is an avenue for value creation in some industries and for some companies, we strongly believe that this is not the case here. Given the relevant private market multiples for payments hardware businesses (which we highlight later in this letter), we believe that it would be value-destructive for CPI Card to pursue a large-scale acquisition given its current cost of debt and equity capital and we would be extremely wary of any promised of significant potential synergies. This brings us to our next point.

The board of CPI Card needs minority shareholder representation

The company’s largest shareholder (Tricor Pacific Capital6 and its affiliates) owns 58% of the company’s stock and this has proved to be an extremely burdensome overhang and has led to the company drastically underperforming nearly any relevant benchmark since its 2015 IPO:

[4]	The most impressive part of which was a relatively large repurchase by Intermex of the sponsors’ shares at a six percent discount to the last market price: https://www.sec.gov/Archives/edgar/data/1683695/000114036122028966/brhc10040645_8k.htm
[5]	https://investors.intermexonline.com/static-files/5b02ea9d-78c9-43d3-b6bb-ef396fdba08a
[6]	Tricor has been renamed Parallel49 Equity. We refer to the firm as Tricor for ease of reference with prior filings.

CPI Card Stock Performance Since IPO	Total	Annualized
Performance Since Oct 8, 2015
CPI Card Group	-39.7%	-6.8%
Nasdaq Composite Index	142.3%	13.1%
Russell 2000 Index	67.7%	7.5%
S&P 500 Index	121.2%	11.7%
S&P 500 Technology Hardware & Equipment Index	323.9%	22.2%

(a) Performance until Dec. 15, 2022, day before Steamboat filed its 13D.

There are many reasons for this underperformance, including some we have discussed such as the inability to deleverage the company’s balance sheet and the company’s trading liquidity7, but one major concern that has been expressed to us by existing and prospective minority shareholders has been the fear that minority shareholders do not have adequate corporate governance protection on the board.

This was first evident after the company’s IPO (at a then-$10 share price, equal to now-equivalent $50 share price adjusted for a 1:5 reverse stock split in 2017). After providing very optimistic projections at its IPO roadshow, CPI Card almost immediately disappointed investors8 by substantial margins, leading to negative 37% return in its first year after its IPO compared to a positive 8% return for the Russell 2000 Index. This resulted in unfortunate and costly litigation9 that took years to resolve.

Another example is the sloppy and unproductive registration statement that the company filed to facilitate the sale of Tricor’s shares in the company. After reporting very solid second quarter 2021 results (with 31% year over year growth in revenues) in August, Tricor filed10 to sell 6.6 million shares on September 14, 2021, causing an immediate four-day share price decline of 27% from $38.70 (a level which has not yet been recovered) to $28.26. In its subsequent quarter, CPI Card gave disappointing guidance and its stock price declined by 26% in a single day on November 5, 2021. Investors were left to believe that Tricor is always looking to sell their shares ahead of others in front of upcoming negative news. It is for this reason that we will look with a jaundiced eye towards any promises of synergies or extraordinary results from a high-priced acquisition.

[7]	An encouraging sign is the increased trading liquidity of the company’s stock since our 13D filing. In the three months prior to our filing, the average daily trading volume was 16,179 shares, compared to 64,624 average daily shares in the admittedly smaller sample size since. Given that this period is between the Christmas and New Years stock market holiday and typically associated with very little trading activity, we believe it is noteworthy and highlights that many of CPI’s issues are resolvable.
[8]	Value Investors’ Club (private, members-only investing website) commentary from July 22, 2016: “How do you get around the fact that management and their [private equity] backer just completely screwed over investors? I will never be convinced that they did not knowingly take CPI public on estimates that they never had any chance to achieve. CPI picked the exact timing of their IPO to come [three] months before a total collapse in earnings power. That's not bad luck.”

[9]	https://www.labaton.com/cases/in-re-cpi-card-group-inc-securities-litigation
[10]	https://www.sec.gov/Archives/edgar/data/1641614/000110465921115483/tm2127425-1_s3.htm

Even despite the above, we are not looking to remove any of the directors, including those11 who have served on the board for more than 15 years. We simply want the voice of the other shareholders to be heard in the boardroom. As Lake Street Research noted in their initial report12 on CPI Card, one key risk is:

“Concentrated Ownership – Parallel49 Equity owns approximately 58% of the Company’s shares. Their interests may not be aligned with investors’ which may present additional risks for investors.” (emphasis added; excerpt uses Tricor’s new firm name)

The unsolicited, incoming feedback we have received from other shareholders reinforces our view that many current and prospective minority shareholders would welcome a board member with substantial share ownership who is not employed by the company or Tricor.

Given that Steamboat and its clients own nearly as much as stock as the entire board other than the directors affiliated with Tricor (and substantially more if CEO Scott Scheirman is also excluded), we were disappointed that our offer to express our views in person or via teleconference were not welcome. For example, it took nearly one month to schedule a call with Mr. Seaman and only after we had to make repeated requests. The fact that Mr. Seaman was so dismissive of our request for a single board seat, alongside the existing seven board members, gave us concern, particularly given the prior actions and behavior of the private equity sponsor, as discussed. Lastly, we offered to come to Littleton, Colorado to meet in person but we were told that the company would not meet with us during their quiet period until fourth quarter earnings are released. With an estimated earnings release date on March 8, 2023, this response forecloses any opportunity to discuss shareholder proposals prior to the February 24, 2023 closing of the proposal window and greatly reduces the ability to comply with the universal proxy deadline of March 26, 2023. What message is being sent to active, engaged shareholders by this reply?

[11]	As disclosed in the company’s IPO prospectus, three members of the board, including two from Tricor, have served on the board since Tricor’s initial investment in CPI Card in 2007:
https://www.sec.gov/Archives/edgar/data/1641614/000104746915007767/a2226232z424b4.htm
[12]	Lake Street Research report dated December 16, 2021.

All value creating alternatives should be considered by the company

We believe that the stand-alone value of CPI is well in excess of its current stock price. Even without giving any credit to any value from a potential reduction in the company’s cost or total amount of debt, or any improvement in its profitability margins or any contribution from an expansion into the premium metal cards segment, we believe that the company can generate close to $4.00 per share in free cash flow using conservative assumptions and should be valued using at least a low double-digit valuation multiple, yielding a stock price close to $50 per share:

CPI Card Group		Actual	Estimated	Estimated
Valuation		2021	2022(a)	2023(b)
(in millions unless otherwise noted)
Revenues		$375.1	$459.5	$494.0
EBITDA		76.4	90.2	97.0
Normalized Capex		(10.0)	(10.0)	(10.0)
Interest Expense		(28.7)	(26.3)	(26.3)
Taxes	25%	(9.4)	(13.5)	(15.2)
Free Cash Flow		28.3	40.5	45.5
Shares Outstanding		11.5	11.7	11.7
FCF/Share		2.45	3.44	3.88
Current Price (as of 12/23/22)				$35.11
Multiple				9.1	x

Target Multiple				13.0	x
Target Price				50.39
Upside				43.5%

Assumptions
Revenue Growth	22.5%	7.5%
EBITDA Growth	18.0%	7.5%
EBITDA Margin	19.6%	19.6%

(a)	Based on actual performance for first three quarters and management guidance for full year.
(b)	Assumes revenue growth rate normalizes to high single digits and margins are constant.

If the company is successful in any of the other initiatives mentioned above, then the stand-alone value is even greater. However, if for some reason the company is unable to capture this value on its own, we believe the board should consider all options, including a potential sale of the company. As we mentioned earlier, we believe that payment hardware private market transactions multiples are far in excess of the company’s current valuation. It is for this reason that we do not want the company to compete in the M&A arena with competitors who are far better capitalized and have a far lower cost of capital. We believe that the most relevant transactions involve the companies listed13 below, yielding valuation multiples at or above ten times EBITDA. Even using a discount to this range provides for substantial upside to the current share price:

Select Payments Hardware Precedent Transactions			EV / EBITDA Multiple
Date	Target	Acquiror	LTM		NTM
($ in millions unless otherwise noted)
June 22, 2021	Cardtronics plc	NCR Corporation	9.1	x	8.6	x
August 20, 2018	Verifone Systems	Francisco Partners	12.5	x	11.1	x
July 18, 2018	Blackhawk Network	Silver Lake / P2 Capital	15.5	x	14.2	x
December 17, 2017	Gemalto N.V.	Thales S.A.	11.8	x	11.1	x
November 23, 2015	Wincor Nixdorf AG	Diebold, Incorporated	11.2	x	10.2	x
November 17, 2010	Hypercom Corp.	VeriFone Systems, Inc.	12.5	x	9.6	x

Average			12.1	x	10.8	x
Median			12.2	x	10.7	x
Assumed Multiple			10.0	x	9.5	x
CPI Metric (a)			$90.2		$97.0
Enterprise Value			902.1		921.2
Net Debt (b)			(246.7)		(246.7)
Equity Value			655.4		674.5
Shares Outstanding			11.7		11.7
Value Per Share			55.79		57.42
Upside to Current Price:	$35.11		58.9%		63.6%

(a)	2022 EBITDA assumed for last twelve months (LTM) and 2023 estimated EBITDA assumed for next twelve months (NTM).
(b)	Estimated net debt by year-end 2022.

[13]	In our view, we believe that Verifone Systems’ acquisition by Francisco Partners provides the best comparable due the closely related link between payment terminals and payment cards (Verifone merger proxy listed below): https://www.sec.gov/Archives/edgar/data/1312073/000119312518169570/d566935ddefm14a.htm#toc566935_25

In our view, the acquisition of Blackhawk Network by Silver Lake and P2 Capital is almost relevant given the prepaid card business at CPI Card (Blackhawk merger proxy listed below): https://www.sec.gov/Archives/edgar/data/1411488/000114036118011449/s002054x2_defm14a.htm#tOOB

In our view, CPI Card should be valued at a premium to the valuation that Cardtronics was acquired by NCR for the reasons mentioned earlier in this letter (Cardtronics merger proxy listed below): https://www.sec.gov/Archives/edgar/data/1671013/000110465921043589/tm2038731-10_defm14a.htm

Lastly, it is important to note that of the peers listed below that Goldman Sachs (one of the underwriters of the company’s IPO) listed in its initial research report back in 2015, three of five have been acquired by or merged with much larger integrated payment or diversified companies, yielding new competitors that are now parts of Thales SA (acquired Gemalto, now valued at €44 billion) and WorldLine SA (acquired Ingenico, now valued at € 10 billion):

	Price	Net Debt/TTM		EPS growth			P/E						EBITDA Growth			EV/EBITDA
Company name	11/5/2015	EBITDA		CY15	CY16	CY17	CY15		CY16		CY17		CY15	CY16	CY17	CY15		CY16		CY17
CPI Card Group Inc.	$11.70	2.8	x	103%	18%	26%	15.0	x	12.7	x	10.1	x	78%	21%	19%	9.7	x	8.1	x	6.8	x
Gemalto	$59.89	-0.2	x	12%	12%	16%	16.9	x	15.2	x	13.1	x	14%	7%	11%	9.7	x	9.1	x	8.2	x
VeriFone Systems Inc.	$30.86	2.6	x	20%	19%	17%	16.4	x	13.9	x	11.9	x	5%	13%	18%	11.9	x	10.5	x	8.9	x
NCR Corp.	$27.12	4.4	x	1%	4%	13%	9.9	x	9.5	x	8.5	x	-21%	101%	7%	15.1	x	7.5	x	7.0	x
Ingenico SA	$109.35	1.9	x	39%	17%	21%	22.9x.		19.6	x	16.2	x	34%	14%	15%	14.7	x	12.9		11.2	x
Valid	$44.00	2.1	x	33%	18%	7%	16.8	x	14.2	x	13.3	x	30%	24%	8%	9.6	x	7.7	x	7.2	x
Average		2.2	x	21%	14%	15%	16.6	x	14.5	x	12.6	x	12%	32%	12%	12.2	x	9.6	x	8.5	x
Median		2.1	x	20%	17%	16%	16.8	x	14.2	x	13.1	x	14%	14%	11%	11.9	x	9.1	x	8.2	x

Source: Thomson Reuters, Company Data, Global Sachs Global Investment Research.

We believe these companies would be eager to continue their consolidation efforts and have the resources and desires necessary to do so.

We remain committed to having an amicable dialogue with all members of the board in an effort to achieve the best possible outcome for all stakeholders of the company. We do commend the company’s management and directors for the positives that they have achieved, but we believe that the company has greater potential with some of the initiatives we outlined. We hope to hear from you in short order and in advance of the respective deadlines outlined in the company’s governance documents.

Sincerely,

/s/ Parsa Kiai